SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

News Release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-214 30-1 www.presse.bayer.com

Partnership with the World Health Organization (WHO) to continue

Bayer supports the WHO in its fight against Chagas disease

Long-term supply of drugs assured

Leverkusen– Bayer HealthCare AG supports the World Health Organization (WHO) in its fight against Chagas disease. A new agreement for the provision of 2.5 million tablets of Lampit® (active ingredient: nifurtimox) and additional funding has now been signed. This agreement will ensure the supply of Lampit® for the next five years.

This is the third agreement between Bayer HealthCare AG and the WHO to improve the provision of this effective drug for Chagas patients in Latin America – irrespective of the financial situation of the persons concerned.

Chagas disease is a parasitic infection that is widespread in many countries of Central and South America. The pathogen is transmitted by blood-sucking insects, blood transfusions with infected blood – or even during pregnancy if the mother is suffering from the disease. Between 16 and 18 million people are currently infected and another 120 million are at risk to suffer from this fatal disease.

"We are pleased to be a reliable partner supporting the WHO in its fight against this serious and widespread disease in the long term," said Arthur J. Higgins, Chairman of the Executive Committee of Bayer HealthCare AG and Chairman of the Board of Management of Bayer Schering Pharma AG. "As a leading specialty pharmaceuticals company, we feel obliged to address areas of unmet medical need and neglected diseases."

Dr. Jean Jannin, Coordinator of Communicable Disease Control, Prevention and Eradication at the WHO, emphasized: "The partnership with Bayer HealthCare will support the WHO in its commitment to combat Chagas disease. We are doing everything in our power to eliminate this disease, which represents a public health problem, by the year 2010."

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma and as Bayer HealthCare Pharmaceuticals in the US and Canada. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.

Information for editors:
A photo is available for download at http://www.press.bayer.com

Leverkusen,	April 11, 2007
gl	(2007-0188e)

Contact:
Gabriele Liebmann-El Badry, Tel.: +49 30 468 15625
E-mail: gabriele.liebmann-elbadry@bayerhealthcare.com

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

        April 11, 2007